Consolidated Financial Statements

(Expressed in United States dollars)

NEVSUN RESOURCES LTD.

Years ended December 31, 2006 and 2005

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Nevsun Resources Ltd. are the responsibility of management.

The financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles.  These statements include some amounts that are based on management’s best estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.  Financial information used elsewhere in this annual report is consistent with that in the financial statements.

The Company maintains a system of internal control which provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors.  The Audit Committee meets periodically with management, as well as the external auditors, to review the financial statements and to satisfy itself that each party is properly discharging its responsibilities.

The external auditors, KPMG LLP, have been appointed by the shareholders to render their opinion on the financial statements.  The auditors have full and free access to the Audit Committee and their report is included herein.

“John A. Clarke”

John A. Clarke

Chief Executive Officer

“Cliff T. Davis”

Cliff T. Davis

Chief Financial Officer

March 16, 2007

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Nevsun Resources Ltd. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada

March 16, 2007

NEVSUN RESOURCES LTD.

Consolidated Balance Sheets

(Expressed in United States dollars)

Years ended December 31, 2006 and 2005

	2006	2005

Assets

Current assets:
Cash and cash equivalents	$24,300,748	$24,442,266
Short-term investments	9,911	497,311
Accounts receivable and prepaids (note 3)	3,581,435	2,690,617
Inventories (note 4)	7,715,533	2,189,621
		29,819,815

Other asset (note 5)	2,226,721	-

Property, plant and equipment (note 6)	11,292,690	86,618,832

	$49,127,038	$116,438,647

Liabilities and Shareholders’ Equity

Current liabilities:
Bank loan	$3,120,496	$-
Accounts payable and accrued liabilities	8,620,506	7,261,233
	11,741,002	7,261,233

Long-term liabilities (note 8)	3,903,360	3,306,725

Shareholders’ equity:
Share capital (note 9)	222,748,798	187,062,851
Contributed surplus (note 9(c))	8,410,121	7,159,426
Deficit	(197,676,243)	(88,351,588)
	33,482,676	105,870,689

	$49,127,038	$116,438,647

Nature of business (note 1)

Commitments and contingencies (notes 6, 7, 8, 9 and 11)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Gary E. German”

“Robert J. Gayton”

Director

Director

Gary E. German

Robert J. Gayton

1

NEVSUN RESOURCES LTD.

Consolidated Statements of Operations and Deficit

(Expressed in United States dollars)

Years ended December 31, 2006 and 2005

	2006	2005

Revenue	$23,155,913	$-

Operating costs and expenses:
Cost of sales before depreciation, depletion and amortization	30,649,288	-
Depreciation, depletion and amortization	10,955,029	26,316
Exploration	6,295,565	7,370,028
General and administrative	4,158,386	3,789,213
Impairment of long-lived assets and other (notes 6, 7 and 8(b))	80,862,608	-

Loss from operations	(109,764,963)	(11,185,557)

Foreign exchange gain (loss)	(172,365)	357,713
Investment income	530,867	409,887
Mineral property royalty income	81,806	565,767

Loss for the year	(109,324,655)	(9,852,190)

Deficit, beginning of year	(88,351,588)	(78,499,398)

Deficit, end of year	$(197,676,243)	$(88,351,588)

Basic and diluted loss per share	$(1.03)	$(0.12)
Weighted average number of common shares outstanding, basic and fully diluted	106,616,144	84,202,756

See accompanying notes to consolidated financial statements

NEVSUN RESOURCES LTD.

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

Years Ended December 31, 2006 and 2005

	2006	2005
Cash provided by (used for):

Operations:
Loss for the year	$(109,324,655)	$(9,852,190)
Items not involving the use of cash:
Depreciation, depletion and amortization	10,955,029	26,316
Accretion of interest	215,086	-
Stock-based compensation	1,724,647	1,829,847
Impairment of long-lived assets and other	80,862,608	-
Consulting fees paid by common shares	-	152,853
Interest and unrealized foreign exchange gain	64,537	(15,321)
Changes in non-cash working capital:
Accounts receivable and prepaids	(890,818)	(2,383,115)
Other asset	(2,226,721)	-
Inventories	(5,525,912)	(2,189,621)
Accounts payable and accrued liabilities	1,359,273	858,156
	(22,786,926)	(11,573,075)

Investments:
Expenditures on property, plant and equipment	(16,122,347)	(37,627,543)
Construction hold back	-	(2,192,500)
Short-term investment sales proceeds	497,311	26,016,770
Short-term investment purchases	(9,911)	-
	(15,634,947)	(13,803,273)

Financing:
Bank loan	3,120,496	-
Issuance of common shares, net of issue costs	35,159,859	47,247,862
	38,280,355	47,247,862

Increase (decrease) in cash and cash equivalents	(141,518)	21,871,514

Cash and cash equivalents, beginning of year	24,442,266	2,570,752

Cash and cash equivalents, end of year	$24,300,748	$24,442,266

Non-cash investing and financing transactions:
Property, plant and equipment additions included in accounts payable	$-	$ 5,304,176
Stock-based compensation capitalized to property, plant, and equipment (note 9(c))	52,136	268,896
Reclassification of contributed surplus to share capital upon exercise of stock options	526,088	-
Asset retirement increase in property, plant and equipment (note 8)	748,902	2,939,372
Capitalized interest and unrealized foreign exchange gain	6,450	15,801

See accompanying notes to consolidated financial statements.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2006 and 2005

1.

Nature of business:

Nevsun Resources Ltd. and its subsidiaries (collectively, “Nevsun” or the “Company”) are in the mining business in Africa.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its exploration stage mineral properties are entirely dependent upon the availability of the necessary financing to complete the exploration and development of such mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.  The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

2.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its subsidiaries.  All material intercompany balances and transactions have been eliminated on consolidation.

As the United States dollar is the principal currency of the Company’s business, these consolidated financial statements are expressed in United States dollars.

(b)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates and assumptions relate to the determination of impairment of long-lived assets, determination of mineral reserves, valuation of stock-based compensation, determination of reclamation and environmental obligations and future income tax asset valuation reserves among others.  Actual results could differ from those estimates.

(c)

Cash equivalents:

Cash equivalents are comprised of highly liquid investments having original terms to maturity of 90 days or less when acquired.

(d)

Short-term investments:

Short-term investments include minor portfolio investments as well as financial instruments which have terms to maturity of three to twelve months when acquired and are recorded at the lower of cost and quoted market value determined on an aggregate portfolio basis.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2006 and 2005

2.

Significant accounting policies (continued):

(e)

Inventories:

Materials and supplies are valued at the lower of average cost and replacement value.

Stockpiled ore is carried at average production cost per tonne.  Amortized mine development costs are not included in the cost of stockpiled ore, work in progress or finished goods inventories.  Costs associated with stockpiled ore are charged to cost of goods sold based on tonnes removed from inventory and processed through the mill.

Work in progress and finished goods inventories are stated as the lower of average cost and net realizable value.

(f)

Exploration:

Exploration costs are charged to earnings as they are incurred until the decision to proceed with development of the related property is made.

 (g)

Property, plant and equipment:

(i)

Plant and equipment

Plant and equipment is recorded at cost.  Plant and equipment associated with mining operations are depreciated over the estimated lives of the assets on a units of production basis or declining balance basis, as appropriate.  All other equipment is amortized over the life of the assets using the declining balance method at rates of 20% to 30% per annum, as appropriate.

 (ii)

Mineral properties

Costs related to the acquisition of mineral properties are capitalized on a property-by-property basis. Additional costs related to mineral properties are capitalized when it has been established that a mineral deposit is commercially mineable by the Company and a decision has been made to proceed with development. Development expenditures, including finance related costs, are capitalized as incurred until commencement of production.   Pre-production expenditures, including stripping costs prior to commencement of production, and revenue are capitalized until the commencement of commercial production.

Such capitalized acquisition costs and deferred development expenditures are written down to their estimated fair value when either there is little prospect of further work on a property being carried out by the Company, or a property is abandoned, or the future discounted cash flows related to the property are estimated to be less than the carrying value of the property.

Mineral properties and deferred costs are, upon commencement of commercial production, amortized over the estimated life of the property on a units of production basis.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2006 and 2005

2.

Significant accounting policies (continued):

(iii)

Stripping costs

The Company has adopted CICA Emerging Issues Committee Abstract 160 (“EIC–160”) “Stripping Costs Incurred in the Production Phase of a Mining Operation” effective January 1, 2006.  EIC–160 requires that stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred.  EIC–160 allows for the capitalizing of stripping costs in cases where such activities result in the betterment of a mineral property.

The Company has treated all stripping costs as variable production costs and has, therefore, expensed all such mining costs at the Tabakoto property since commencement of commercial production.

(iv)

Reclamation and closure costs

Upon environmental disturbance that the Company is legally required to remediate, the Company records a liability for the estimated fair value of liabilities for reclamation and closure activities and the resulting costs are capitalized to the corresponding asset.  The fair value of the reclamation and closure liability is estimated using the expected cash flow approach discounted at a credit-adjusted risk free interest rate.  The capitalized amount is amortized on the same basis as the related asset.  The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows.

(v)

Impairment of long-lived assets

The Company assesses the impairment of long-lived assets, which consist primarily of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  An impairment loss is recognized when the carrying amount of an asset to be held for use exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment loss recognized will be the amount by which the carrying amount of the asset exceeds its fair value.

At each reporting period, the Company reviews the carrying value of its long-lived assets.  These reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value.  The determination of future cash flows is dependant on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs.  Additionally, the reviews take into account factors such as political, social and legal and environmental regulations.  These factors may change due to changing economic conditions or the accuracy of certain assumptions.  The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.

 (h)

Share capital:

The Company records proceeds from share issuances net of issue costs.  Common shares issued for consideration other than cash are valued based on their market value at the date the agreement to issue shares was concluded.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2006 and 2005

2.

Significant accounting policies (continued):

 (i)

Foreign currency translation:

The Company’s foreign subsidiaries are considered to be integrated foreign operations for accounting purposes.  Accordingly, transactions and account balances originally stated in currencies other than the United States dollar have been translated into United States dollars as follows:

•

Revenue and expense items at the rate of exchange in effect on the dates they occur;

•

Non-monetary assets and liabilities at historical exchange rates;

•

Monetary assets and liabilities at the exchange rate at the balance sheet date; and

•

Exchange gains and losses are recorded as income or expense in the period in which they occur.

(j)

Financial instruments:

The fair values of cash and cash equivalents, short-term investments, accounts receivable, bank loan and accounts payable and accrued liabilities approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of long-term liabilities is estimated to approximate its carrying value as long-term liabilities are carried at the current estimate of fair value of the related obligations.

(k)

Stock-based compensation:

The Company has a stock option plan that is described in note 9(c).  The Company records all stock-based liabilities incurred using the fair value method.  Under the fair value method, stock-based compensation is measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and is amortized on a straight-line basis over the vesting period.  The offset to the recorded cost is to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

 (l)

Loss per share:

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, the loss available to common shareholders equals the reported loss.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

In the Company’s case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be anti-dilutive.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2006 and 2005

2.

Significant accounting policies (continued):

 (m)

Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Future income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.  To the extent that the realization of future income tax assets is not considered to be more likely than not, a valuation allowance is provided.

 (n)

Revenue Recognition:

Sales are recognized and revenues are recorded when metal is delivered and title transfers, the rights and obligations of ownership pass to the customer, and collection of the revenue is reasonably assured.

(o)

Comparative Figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.

Accounts receivable and prepaids:

		2006	2005

Fuel duty receivable		$2,368,278		$1,116,461
Deposits and other		1,213,157		1,574,156
	$		$

4.

Inventories:

		2006	2005

Materials and supplies		$3,529,265		$2,189,621
Stockpiled ore		1,238,002		-
Work in progress		1,135,036		-
Finished goods		1,813,230		-
	$		$

5.

Other asset:

The other asset represents fuel duty receivable expected to be collected during 2008.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2006 and 2005

6.

 Property, plant and equipment:

	2006	2005

Tabakoto, Mali:
Mineral property acquisition	$2,509,582	$2,382,792
Construction in progress	-	60,157,215
Plant and equipment	76,496,296	-
Deferred stripping	8,926,658	8,926,658
Reclamation and closure	3,688,499	2,939,372
	91,621,035	74,406,037

Less accumulated depreciation	(10,504,833)	-
	81,116,202	74,406,037

Less provision for impairment (see note below)	(81,116,202)	-
	-	74,406,037

Other mineral properties (note 7)	10,790,718	10,926,732

Other plant and equipment:
Cost less accumulated amortization $661,502 (2005 - $246,255)	501,972	1,286,063
	$11,292,690	$86,618,832

The Tabakoto gold mine is located in southwestern Mali. The Company has an 80% interest and the Government of Mali owns the remaining 20%. A portion of the mining licensed area, outside of the Company’s current mine plan, is subject to annual payments of $75,000, a 5% net profits interest and a 1% net smelter royalty.

In February, the Company commenced commissioning of the mine for production and commercial production commenced in Q2 2006.  Full commissioning of the mine was completed in Q3 2006.   Depreciation of property, plant and equipment commenced in Q2 2006.

As a result of poor operating results, primarily due to lower than expected mined grade, together with a complete review of forward planning for the Tabakoto mine operation, the Company carried out an evaluation for impairment in value of the Tabakoto property, plant and equipment.  Such impairment tests necessarily require the use of judgment on several variables including estimates of achievable grade, mining rate, processing recovery, costs associated with all aspects of these operations, and future world commodity prices for the life of mine period.  As a result of applying these estimates and in compliance with accounting guidelines the Company has recorded an impairment provision equal to the entire carrying value of the Tabakoto property, plant and equipment ($81,116,202), which combined with other directly related items (note 8(b)), resulted in a total charge to the Consolidated Statements of Operations and Deficit of $80,862,608.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2006 and 2005

7.

Mineral properties:

The following schedule provides an historical record for the past two years of acquisition and exploration expenditures on the Company’s mineral properties:

	Segala Mali	Bisha Eritrea	Augaro Eritrea	Other	Total

Balance December 31, 2004	$10,626,633	$121,002	$123,546	$-	$10,871,181
Acquisition costs	-	25,774	29,777	-	55,551
Exploration/development:
Assays	63	487,912	118,514	-	606,489
Consulting engineers and personnel	17,306	2,092,843	188,909	54,351	2,353,409
Drilling and geophysics	-	1,725,546	230,316	-	1,955,862
Equipment	-	182,044	51,086	-	233,130
Line cutting and surveying	-	278,290	70,714	-	349,004
Transportation and field	-	391,513	55,863	527	447,903
Administration	10,468	782,927	184,673	52,916	1,030,984
Stock-based compensation	1,362	199,020	51,347	33,948	285,677
Diamond permit	-	-	-	107,570	107,570
Incurred during the year	29,199	6,165,869	981,199	249,312	7,425,579
Expensed during 2005	(29,199)	(6,140,095)	(951,422)	(249,312)	(7,370,028)
Balance December 31, 2005	10,626,633	146,776	153,323	-	10,926,732
Acquisition costs		21,446	27,511		48,957
Exploration/development:
Assays		117,717	11,200	-	128,917
Consulting engineers and personnel	108,670	3,393,946	91,193	36,954	3,630,763
Drilling and geophysics		440,448	105,979	-	546,427
Equipment		38,407	25,918	-	64,325
Line cutting and surveying		83,780	19,280	-	103,060
Transportation and field		194,859	7,219	-	202,078
Finance and Administration		1,329,132	111,145	94,089	1,534,366
Stock-based compensation		71,245	7,046	3,662	81,953
Diamond permit		-	-	3,676	3,676
Incurred during the year	108,670	5,690,980	406,491	138,381	6,344,522
Write-down during 2006	-	(4,137)	(180,834)	-	(184,971)
Expensed during 2006	(108,670)	(5,669,534)	(378,980)	(138,381)	(6,295,565)
Balance December 31, 2006	$10,626,633	$164,085	$-	$-	$10,790,718

(a)

Segala, Mali:

The Company has an 80% interest in the Segala property that is located adjacent to the Company’s Tabakoto property in southwestern Mali.  The remaining 20% interest is held by the Government of Mali.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2006 and 2005

7.

Mineral properties (continued):

 (b)

Eritrea:

During 1999, the Company entered into an agreement in respect to properties, including a portion of the Bisha property, located in the southwestern part of Eritrea. The agreement provides for annual cash payments of $35,000 until feasibility plus a payment of $300,000 on delivery of a bankable feasibility study and issuance of a mining license, as well as a 1.5% net smelter return royalty upon commercial production.

The Company holds an expanded Bisha exploration license comprising 224 square kilometers.  The Bisha exploration license, which is due to expire May 13, 2007, will either be converted to a mining license arrangement or be extended until it may be converted to a mining license.  All other exploration licenses in Eritrea have been allowed to expire and related property costs written off, totalling $180,834.

Pursuant to the current laws of Eritrea, the Government of Eritrea has a right to a 10% carried interest in each mining license and has an option to acquire up to a further 20% contributing interest.   During 2005, the Government advised the Company that it may alter its mining laws to allow it to increase its contributing interest to 30%.  To the date of these financial statements no such change has been effected.

(c)

Other:

Included in other mineral properties are costs related to a diamond permit in Mali (note 7(d)) and the Kubi property in Ghana (note 7(e)).

(d)

Diamond permit, Mali:

During 2004, the Company was granted a diamond permit by the Government of Mali.  The permit to explore for diamonds covers an area of approximately 175 square kilometers and includes all of the Tabakoto and Segala mining licensed areas.

(e)

Kubi, Ghana:

The Kubi property is located in southwestern Ghana and is subject to an agreement with AngloGold Ashanti (“Ashanti”) for the surface rights to the Kubi project.  During 2004, the agreement with Ashanti was amended whereby Ashanti paid $100,000 as an advance royalty on remaining amounts of gold to be recovered. Ashanti also paid an additional $387,415 representing escrowed funds plus interest relating to the original 1999 agreement. Ashanti is required to make royalty payments for every recovered ounce of gold, of a minimum of $5 per ounce plus 20% of the excess of the spot price of gold over $325 per ounce.

During 2005 and early 2006 Ashanti continued mining the Kubi project and paid royalties to the Company of $565,767 and $81,806 respectively.

(f)

Mineral properties - contingencies:

The Company has investigated ownership and access rights of all of the mineral properties in which it has an interest and, to the best of its knowledge, has satisfactory ownership and access rights.  However, properties may be subject to undetected prior claims or agreement transfers.  In addition, the Company’s ability to explore and exploit these mineral properties is subject to ongoing approval of local governments.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2006 and 2005

8.

Long-term liabilities:

	2006	2005

Asset retirement obligation (note 8(a))
Balance, beginning of year	$2,939,372	$-
Additional liabilities	748,902	2,939,372
Accretion of interest	215,086	-
Balance, end of year	3,903,360	2,939,372

Minority interest of Government of Mali regarding Tabakoto and Segala (note 8 (b))	-	367,353
	$3,903,360	$3,306,725

(a)

The Company’s asset retirement obligations consist of costs accrued based on the current best estimate of mine reclamation and closure activities that will be required at the Tabakoto site upon completion of mining activity.  These activities include costs for earthworks, including land recontouring and revegetation, water treatment and demolition.  The Company’s provision for future site closure and reclamation costs is based on known legal requirements.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.  Management used a credit adjusted risk-free discount rate applicable to Mali of 6.5% and an inflation factor of 3.0% in preparing the Company’s asset retirement obligations.  Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at December 31, 2006, the total undiscounted liability for asset retirement obligations is estimated to be approximately $4,700,000.  The cash expenditures are expected to occur over a period of time extending several years into the future.

(b)  As a result of the significant losses of the Tabakoto operation and the exploration costs expensed in recent years on Segala, the Company has reduced the Government of Mali’s interest to nil, absorbing the disproportionate share of minority interest losses.  Amounts due to the Government will only become payable if the Tabakoto operation generates sufficient profits to recover the impairment charge.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2006 and 2005

9.

Share capital:

(a)

Authorized:

250,000,000 common shares without par value

 (b)

Issued:

	Number of shares	Share amount
Balance, December 31, 2004	76,511,322	$139,662,136

Common shares issued for cash (iii and iv)	25,778,000	46,708,800
Exercise of options (note 9(c))	395,000	312,558
Exercise of warrants (note 9(d))	227,500	226,504
Debt settlement	75,000	152,853
Balance, December 31, 2005	102,986,822	187,062,851

Common shares issued for cash (i and ii)	12,500,000	33,947,105
Allocation from contributed surplus, upon exercise of stock options (note 9(c))	-	526,088
Exercise of options (note 9(c))	752,500	1,066,292
Exercise of warrants (note 9(d))	50,000	146,462

Balance, December 31, 2006	116,289,322	$222,748,798

During the year ended December 31, 2006, the Company completed two private placements as follows:

(i)

2,500,000 common shares at CDN$4.00 per share.

(ii)

10,000,000 units at CDN$3.00 per unit. Total cash share issue costs were $1,780,101.  Each unit consisted of one common share and one-half of one transferable share purchase warrant. Each whole transferable share purchase warrant entitles the holder to purchase one common share at a price of CDN$4.00 per share until October 31, 2009 (note 9(d)).    If the volume weighted average closing price of the Company’s common shares on the TSX exceeds CDN$5.00 for ten consecutive trading days, the Company may give notice to the holders of the warrants that the warrants will expire if not exercised in 30 days.

During the year ended December 31, 2005, the Company completed two separate sales of units to a syndicate of underwriters as follows:

(iii)

8,000,000 units at CDN$2.50 per unit. Each unit consisted of one common share and one-half of one transferable share purchase warrant. Each whole transferable share purchase warrant entitles the holder to purchase one common share at a price of CDN$3.25 per share until June 29, 2008 (note 9(d)).

(iv)

17,778,000 units at CDN$2.25 per unit.  Each unit consisted of one common share and one-half of one transferable share purchase warrant.  Each whole transferable share purchase warrant entitles the holder to purchase one common share at a price of CDN$3.00 per share until October 25, 2008 (note 9(d)).

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2006 and 2005

9.

Share capital (continued):

 (c)

Stock options:

The Company’s shareholders replaced the stock option plan adopted in 1996 with an amended version on April 26, 2006.  The stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  Under the amended stock option plan adopted in April 2006, the Company has been authorized by its shareholders to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of all options granted since January 1, 2003 using the Black-Scholes model with the following weighted average assumptions:  expected life of option 5 years, (2005– 5 years) stock price volatility 79% (2005 - 83%), no dividend yield and a risk free interest rate yield of 3% (2005 – 3%).  The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.

Stock-based compensation values recorded are as follows:

	2006	2005

Stock-based compensation cost:
Capitalized to mine under construction	$52,136	$268,896
Expensed - exploration (note 7)	81,953	285,677
Expensed - administration	1,642,694	1,544,170
	$1,776,783	$2,098,743
Contributed surplus:

Balance, beginning of year	$7,159,426	$5,060,683
Grant of options	1,776,783	2,098,743
Transfer to share capital on exercise of options	(526,088)	-
Balance, end of year	$8,410,121	$7,159,426

	Number of options	Weighted average exercise price (CDN$)

Outstanding, December 31, 2004	4,332,000	$2.45
Granted	2,915,000	2.05
Expired	(305,000)	3.38
Exercised	(395,000)	0.93

Outstanding, December 31, 2005	6,547,000	2.32
Granted	1,565,000	3.08
Expired	(270,000)	3.33
Exercised	(752,500)	1.61

Outstanding, December 31, 2006	7,089,500	$2.49

The weighted average exercise price of options granted during the year at grant date was CDN$3.08 (US $2.64) per share.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2006 and 2005

9.

Share capital (continued):

Details of outstanding options at December 31, 2006:

Type	Number of options	Range of exercise price (CDN$)	Average remaining life in years

Vested (exercisable)	140,000	$0.15	4.1 years
Vested (exercisable)	2,512,500	$0.75 to $1.72	2.1 years
Vested (exercisable)	1,235,000	$2.16 to $2.36	3.1 years
Vested (exercisable)	760,000	$3.10 to $3.21	1.4 years
Vested (exercisable)	847,000	$4.81	2.1 years
Vested (exercisable)	100,000	$7.33	1.9 years
Un-vested	1,495,000	$3.07 to $3.20	4.8 years

Total	7,089,500

(d)

Warrants:

	Number of warrants	Average exercise price (CDN$)

Balance, December 31, 2004	5,227,500	$9.62
Warrants exercised	(227,500)	1.25
Warrants issued (note 9(b))	12,889,000	3.08

Balance, December 31, 2005	17,889,000	5.01
Warrants exercised	(50,000)	3.25
Warrants issued (note 9(b))	5,000,000	4.00

Balance, December 31, 2006	22,839,000	$4.79

Expiry	Number of warrants	Exercise Price (CDN$)

June 29, 2008	3,950,000	$3.25
October 25, 2008	8,889,000	$3.00
December 19, 2008	5,000,000	$10.00
October 31, 2009	5,000,000	$4.00
	22,839,000

 (e)

Shares reserved for issuance (fully diluted):

Number of shares

Issued and outstanding at December 31, 2006	116,289,322
Reserved for options (note 9(c))	7,089,500
Reserved for warrants (note 9(d))	22,839,000
Shares reserved for issuance (fully diluted) at December 31, 2006	146,217,822

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2006 and 2005

10.

Income taxes:

At December 31, 2006, the Company has available losses for income tax purposes in Canada totalling approximately $14,400,000 and loss carry forwards in foreign jurisdictions of approximately $31,100,000 which, if not utilized to reduce income in future periods, expire through 2026.  Access to the loss carry forwards in the future may be restricted.

Substantially all of the difference between the actual income tax expense of nil and the expected statutory corporate income tax recovery relates to losses not recognized.

As at December 31, 2006, the tax effect of the significant components within the Company’s future tax asset, are as follows:

	2006	2005

Property, plant and equipment	$68,902,000	$25,658,000
Loss carry forwards	11,377,000	3,762,000
Fixed assets and other	(7,513,000)	(1,424,000)
	72,766,000	27,996,000
Valuation allowance	(72,766,000)	(27,996,000)

Net future income tax asset	$-	$-

11.

Commitments and contingencies:

In connection with the Tabakoto power generation and fuel supply, the Company has operating supply agreements with approximate minimum annual payment obligations as follows:

2007 - $6,700,000; 2008 - $7,500,000; 2009 - $7,500,000; 2010 - $5,500,000; 2011 - NIL.

In addition the Tabakoto mining contract has a minimum remaining termination provision of $4,800,000 that declines evenly over the remaining life of contract, expiring in December 2009.

The Company has guaranteed the bank loan of a subsidiary to the extent of $3,120,496.  The loan bears interest of 10% and is due in September 2007.

12.

Segmented information:

The Company conducts its business as a single operating segment being the mining business in Africa.  All mineral properties and equipment are situated in Africa.  All investment revenues were earned from international sources.

MANAGEMENT'S DISCUSSION & ANALYSIS - ANNUAL FISCAL 2006

Introduction

This MD&A has been prepared by management and approved by the Board of Directors. The following discussion of performance, financial condition and future prospects should be read in conjunction with the consolidated financial statements of the Company and notes thereto for the year ended December 31, 2006. The information supplements but does not form part of those financial statements. This discussion covers the quarter and the subsequent period up to the date of the filing of this MD&A.  All dollar amounts are stated in United States dollars.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company's mineral properties in Mali and Eritrea and in the Company's other operations; planned exploration and development activities; the adequacy of the Company's financial resources; financial projections, including, but not limited to, estimates of capital and operating costs, production, grades, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "budget" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

General

Nevsun owns and operates the Tabakoto Mine in Mali, West Africa.  The mine has been developed within a combined 100 sq km land package (83 sq km of mining licenses and 17 sq km of adjoining exploration licenses) that contains the Tabakoto deposit, the Segala deposit and a number of gold exploration targets. The exploration targets may provide production growth opportunities for the Tabakoto plant.

The Company's operations also include the exploration and development of the Bisha Project in Eritrea, Northeast Africa.  Nevsun continues to advance the Bisha project with publication of the feasibility study on October 12, 2006, and the delivery of a Social and Environmental Impact Assessment (SEIA) to the Government of Eritrea in December, 2006.  An update to the SEIA is expected in early Q2 2007.

2

Mineral Property Developments

Tabakoto - Mali

The Company operates an open pit gold mine and processing plant at Tabakoto.  Commissioning of the milling section of the process plant was completed in Q2 2006 and commissioning of the three stage crushing plant was completed in Q3 2006.

The first gold pour was made at Tabakoto in late March and the first gold shipment was made in mid-May.  The date of the first gold shipment is considered by the Malian government to be the start of operations and accordingly the Company has adopted the same trigger date for purposes of profit and loss measurement.

During the fourth quarter Tabakoto produced approximately 15,600 ounces for a total of approximately 38,000 ounces in the first seven-and-a-half months of operations; mill throughput for the quarter was 171,183 tonnes (476,792 tonnes since commencement of production). The average grade achieved for the quarter was 3.9 g/t and for the year was 3.0 g/t.  The operating results for the year are outlined in the table below.

All of the Tabakoto future production remains unhedged.  As a result, the Company continues to have full exposure to any possible future benefits of higher gold prices as well as the risk of lower prices. The weighted average realized price per ounce for the quarter was $617 and for the year was $619.  Cash costs per ounce for the quarter were $671 and for the year were $634.  Costs per ounce are significantly higher than planned due to much lower than forecast output of ounces.

	2006 Q1	2006 Q2 ( pre-prod'n)	2006 Q2 (prod'n)	2006 Q3 (prod'n)	2006 Q4 (prod'n)	Total
Key Operating Statistics(1)
Gold production (ounces)	nil	nil	10,350	12,039	15,587	37,976
Gold sold (ounces)	nil	nil	9,574	11,360	17,042	37,976
Realized price per ounce (2)	nil	nil	$621	$621	$617	$619

Total cash costs(3)	3,555,217	1,575,807	3,733,209	9,883,124	10,463,410	29,210,767
Total production costs(4)	3,555,217	1,625,109	6,521,820	12,220,910	16,007,631	39,930,686
Cash cost per ounce(3)			$361	$821	$671	$634
Production cost per ounce(4)			$630	$1,015	$1,027	$915

Other
tonnes to mill			162,147	143,462	171,183	476,792
Average grade (grams per tonne)			1.99	2.96	3.9	3.0
Average recovery rate			94%	94%	88%	92%

1 As 2006 is Nevsun's first year of production, there are no comparative figures for previous year periods

2 Per ounce weighted average, before Government 6% royalty

3 Total cash costs are calculated in accordance with the Gold Institute Production Cost Standard

4 Includes total cash costs plus amortization and accretion

Production costs include all mining expenses for the quarter.  The variation in cash cost per ounce from Q2 to Q3 is a result of two compounding factors: (1) as disclosed in Q1 & Q2 quarterly financial statements, stripping costs incurred were expensed from the start of stockpiling at the beginning of the year. Hence there were less strip costs per ounce of production for the short producing period of approximately one half of Q2; and (2) Q3 encountered a significant gold production shortfall, thereby increasing the cost per ounce. Q3 milling was only 88% of the tonnage over a period twice as long.

3

Tabakoto Write-down

In February 2007, the Company completed a review of all aspects of its Mali operations, including the geological model, mine plan and operating costs.  The principal purpose of the review was to take into account the negative gold grade variances being observed between the original pre-production mining model for Tabakoto and the gold grades achieved during the actual mining operations.  Based on its review, management has reduced the life of mine of Tabakoto by two hundred thousand ounces.  The reduction results from a reduced grade for the project.  The current projected grade through the end of the project is 3.9 g/t.

In March 2007, management also reviewed the carrying value of the Tabakoto Mine and related assets as part of its annual financial reporting process.  In preparing its discounted cash flow analysis management used gold prices that declined over the next three years from $625/oz to $500/oz for revenues based on budgeted costs for the remainder of the life of mine. The Company concluded that in accordance with generally accepted accounting principles, a provision was required for impairment of the entire carrying value of the Tabakoto property ($81,116,202), which combined with other directly related items, resulted in a total charge to the consolidated statements of operations and deficit of $80,862,608.

The Company will continue to operate the Tabakoto Mine as a marginal gold operation with an option on rising gold prices. For 2007, the Company has budgeted for the following operations results:

Tonnes to be milled	706,000
Grade	4.04
Recovery	90%
Ounces to be produced	82,000

Mineral Property Developments

Segala - Mali

The Company is reviewing its strategy for Segala, which is located approximately 4km from Tabakoto.  The Company is considering test mining of the Segala deposit in the near term.  A trial mining program would enable management to determine whether Segala should be operated as a stand alone project at the end of life of the Tabakoto open pit, or as additional feed for Tabakoto in the current cost and gold price environment.  Management has determined it is not necessary to adjust the carrying value of Segala without the additional information the above noted work will provide.

Bisha - Eritrea

On October 12, 2006, the Company released its feasibility study results for the Bisha project in Eritrea.  Management believes the results of the study demonstrate that Bisha is a world-class mining project.  AMEC Americas Ltd., based in Vancouver, Canada, performed the feasibility work.  The 43-101 compliant Technical Report is accessible on SEDAR at www.SEDAR.com.

In addition, as previously reported January 17, 2007, the Government of Eritrea has been actively reviewing the Feasibility Study, the Social and Environmental Impact Assessment (SEIA), and the draft Environmental Management Plan for the Bisha project. These documents were prepared on behalf of the Company by AMEC Americas for the purpose of licensing the Bisha Project. The Government of Eritrea engaged an international mining consultancy to complete a due diligence review of these documents, and Nevsun requested Endeavour Financial to arrange a further independent review to be completed on behalf of prospective project financing partners.

Since January 2007 with the two due diligence reviews in progress, the Company has continued constructive discussion with the Government of Eritrea regarding the development of a mining agreement with a view to taking the Bisha Project into production. These discussions are still

4

progressing. In early February H.E. Tesfai Ghebreselassie, the Minister of Energy and Mines of Eritrea, outlined the continuing strong government support for exploration and mine development in Eritrea, including the Bisha Project, in a presentation at the Indaba Conference in Cape Town.

In parallel with the mining agreement discussions, Nevsun is progressing with the selection review for an EPCM (engineering, procurement, construction and management) contractor for the Bisha Project. The Company has also sought competitive quotes for the procurement of the project's major capital long lead items. The main critical long lead items include the crusher, SAG and ball mills, mill motors and mining fleet. The Company is considering ordering the most critical long lead items shortly so as to enhance a timely completion for the overall project. Funding for this procurement and for starting the detailed engineering design component of an EPCM contract for the 2m tonne per year Bisha mining and milling operations was the focus of the private placement financing of October, 2006.

A summary of the Bisha project is provided below:

Highlights of Feasibility Study:

Bisha is a high grade gold, silver and base metal-rich volcanogenic massive sulphide (VMS) deposit. The feasibility study indicates that the ore can be mined and processed using industry standard technology. The study indicates that the existing road infrastructure in Eritrea will be suitable for the project. Project infrastructure development will require construction of a power plant at the project site and construction of a concentrate storage and loadout facility at the port of Massawa, Eritrea.

Metal Production (Life of Mine)

-

1.06 million oz gold

(all payable)

-

747 million lb copper

-

1,092 million lb zinc

-

10 million oz silver

Production Schedule

- +10 years open pit mine modeled at 2 Mt/year of ore production

-

years 1 and 2, average 447,000 oz Au per year

- years 3 to 5 average 173 million lb Cu per year plus precious metal credits

-

years 6 to 10 average 218 million lb Zn plus 39 million lb Cu per year plus precious metal credits

Base Case Financial Analysis (after tax):

Rate of Return

- 26% (Au $435/oz Cu $1.44/lb prior to 2015 and $1.28 thereafter, Zn$0.57/lb, Ag $6.50/oz)

Cumulative cash flow

-

$356 million

NPV (10% discount)

-

$135 million

Payback

-

2.6 years    (pre-production capital payback)

Capital Cost Estimate

-

$196 million pre-production

Expansion Capital Estimate

-

$61 million + $31 million in two phases, funded from operations

Operating Costs

-

$31.64/tonne ore milled through life of mine

All metal prices used for the base case analysis were independently developed and provided to AMEC by a recognized independent minerals marketing consultant.

5

Recent Prices Case Financial Analysis (after tax):

Utilizing recent metal prices over life of mine (Au $650/oz, Cu $3.00/lb, Zn $1.50/lb, Ag $13/oz)

Rate of Return

-

65%

Cumulative cash flow

-

$1,943 million

NPV (10% discount)

-

$897 million

Payback

-

1.2 years    (pre-production capital payback)

Location and Access

Bisha is located in a sparsely populated area of western Eritrea, approximately 40 km from the nearest regional town of Akurdet and 150 km from the capital city of Asmara. The major port city of Massawa is approximately 340 km by road, which can be accessed in less than 8 hours.

The Deposit

The Bisha deposit is configured in three distinct layered zones - a 35m thick surface oxide zone having a high gold and silver content immediately overlying a 30m thick copper enriched supergene zone which itself overlies a primary sulphide zone containing both zinc and copper. Significant byproduct gold and silver are recoverable from both the supergene and primary ores.

Mineral Reserves

A full description of the Bisha mineral reserves may be found in the Company's Annual Information Form for the fiscal year ended December 31, 2006. The following is a summary of the proven and probable reserve with grades for each metal in each ore type.

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Oxide	4,016,000	7.99	32.85	-	-
Supergene	6,350,000	0.83	35.98	4.40	-
Primary	9,713,000	0.76	54.00	1.14	7.21
Total	20,079,000

All of the Company's estimates of reserves are prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  These standards may differ from the requirements of the United States Securities and Exchange Commission.  For a discussion of the differences between Canadian and U.S. standards in disclosure of mineral reserves, see "Information Concerning Preparation of Reserve and Resource Estimates" and "Glossary and Defined Terms" in the Company's Annual Information Form for the fiscal year ended December 31, 2006.

6

Processing
Processing of the three ore types will utilize a common crushing and SAG/ball grinding circuit, but will require three different extraction and processing circuits. After grinding, gold and silver will be extracted from the oxide ore by conventional cyanide leaching and recovered by the carbon in pulp process. Later in the project the supergene and primary ores will be processed by a conventional flotation process to recover copper and zinc as concentrates for direct sale to smelters. The tailing systems will be common for all three ore types.

The feasibility study envisages the mining and processing of each zone in succession starting with the surface oxide zone.  Before the oxide ore is exhausted the copper flotation process equipment will be installed and commissioned so that a smooth transition can be made from oxide ore to the supergene ore treatment.  Similarly, before the supergene ore is exhausted, the additional flotation equipment required to recover the zinc from the primary ore will be installed and commissioned to permit a smooth transition from supergene to primary ore. No interruption to production is anticipated or required when transitioning from one ore type to another.

In the first two years of production, gold and silver will be extracted together.  Production of copper concentrate will begin with a minor amount in Year 2, significant quantities for Years 3 to 5, and smaller quantities in Years 6 to 10.  Zinc concentrate production occurs only in Years 6 to 10.

Capital Costs

Pre-production Capital Costs (millions $):
Pre-strip mining and mining equipment	$23
Oxide ore processing facilities	$45
Site development, utilities, and facilities	$31
Tailings facilities	$10
Freight, temp facilities, etc	$22
Engineering procurement & construction management	$22
Subtotal	$153
Owner's costs, staff, overheads, etc	$13
Working capital	$12
Contingency	$18
TOTAL	$196

Future Capital Costs for Supergene and Primary Ores (millions $):

Copper flotation plant and port facilities	$61	Funded from cash flow
Zinc flotation plant and expanded port facilities	$31	Funded from cash flow
TOTAL	$92

Operating Costs

Life of Mine Operating Costs :
Mining	$135 M	21%	$ 6.75 /t
Process	$365 M	58%	$ 18.17 /t
G&A (incl. royalties)	$135 M	21%	$ 6.72 /t
Total	$635 M	100%	$ 31.64 /t (including fuel & power of $236M; $11.75 /t)

7

Summary of Production, Costs and After Tax Cash Flow

	Years	1	2	3	4	5	6	7	8	9	10
Project phase:	Construction	Oxide		Supergene		Primary
Gold Production
Thousands of ounces		471	424	See note 2 below
Cost/oz ($) (note 1)		150	150
Copper Production
Millions of pounds				176	163	184	57	40	39	43	45
Cost/lb Cu ($) (note 3)				0.25	0.27	0.26	See note 4 below
Zinc Production
Millions of pounds							174	241	225	216	236
Cost/lb - see note 4 below							See note 4 below

	Years	1	2	3	4	5	6	7	8	9	10
Base Case :
(Au $435/oz, Cu $1.44/lb prior to 2015 and $1.28 thereafter, Zn $0.57/lb, Ag $6.50/oz)
After tax cash flow (millions $)		94	98	94	96	87	30	29	24	32	48
Less capital expenditure	(196)	(6)	(50)	(5)	(28)		(3)

Recent commodity prices :
(Au $650/oz, Cu $3.00/lb, Zn $1.50/lb, Ag $13/oz)
After tax cash flow (millions $)		178	170	279	274	292	191	209	197	202	239
Less capital expenditure	(196)	(6)	(50)	(5)		(28)	(3)

Notes:

1.

The operating cost per ounce for gold is after taking silver production as a credit.

2.

The gold produced from the supergene and primary is taken as a byproduct credit to copper and zinc.

3.

The operating cost per pound for copper from the supergene is after taking silver and gold as credits.

4.

The operating cost per pound during the primary phase has not been presented in the table so as to avoid potential misinterpretation regarding allocations of credits.  Depending upon metal prices at the time there may be greater emphasis on zinc or copper credits. If copper, gold & silver were regarded as byproducts in the zinc phase, the operating cost of zinc would be $0.06 per pound (base case).

Environmental

The update to the Social and Environmental Impact Assessment (SEIA), which is being carried out by AMEC Americas Limited, includes socially responsible consultative studies and activities which are compliant with the April 2006 IFC Performance Standards on Social and Environmental Sustainability. Progress details may be viewed on the Company's web site: http://www.nevsun.com/socialresponsibility.html,

Government Support

The Government of Eritrea has been supportive to the Company in the advancement of this project. The Government is in the process of reviewing the feasibility study and has engaged its own independent engineer to assist. The Government has sought appropriate third party assistance for the preparation of a mining and stabilization agreement, including anticipated requirements of banks. The Company is in discussion with the Government regarding the terms of a mining and stabilization agreement.  The awarding of a mining license for Bisha requires the completion of both the feasibility and the Environmental and Social Impact Assessment.

Finance and Timing

Endeavour Financial is advising the Company in the financing of the Bisha project. Following a site visit in March 2006 by representatives of several multilateral financial institutions, Endeavour engaged an independent technical consultant (ITC) to commence a third party due diligence on behalf of the interested financial institutions. The ITC visited site in June 2006, and is now actively engaged in reviewing the feasibility study.

8

The Company anticipates completion of the mining agreement and the issue of a mining license in Q2 2007. This would permit targeting Q2 2007 for the completion of finance negotiations for the initial capital. Construction is expected to take approximately two years depending on major equipment deliveries, allowing commencement of production in mid- 2009.

Opportunities on Bisha Outside of the Feasibility Study

As with most projects at the feasibility study stage, both risks and opportunities exist. Comments on many of the risks of the industry can be found above in our forward looking statements paragraph, and in our Annual Information Form under the heading "Risk Factors". Opportunities that could significantly enhance the project include:

(1)  expansion of mining to an underground operation as the Bisha deposit is open at depth;

(2)  metal prices - the Bisha reserves were estimated using a copper metal price of $1.05/lb and a zinc metal price of $0.50/lb.  The deposit is open to depth below the pit bottom outlined in the feasibility study.  Higher metal prices should permit mining to greater depths with the possibility of extending the mine life;

(3) development of additional deposits already identified through exploration (Harena and Northwest Zone);

(4) AMEC has identified additional indicated primary sulphide resources that have not been included in the estimate of reserves (which mostly lie within the waste envelop of the Bisha open pit). Approximately 4.7 million tonnes of 1.15% copper plus precious metal credits were identified after the start of the development of the mining study.  The Company has disclosed the above under news release dated January 10, 2006;

(5) a near surface hanging wall copper zone has been discovered at the western margin of the open pit, as defined by drill intersections of 2.11% Cu over 19.6 m and 2.64% Cu over 12.0 m. This zone may have the potential to be added to the overall resource in the future. The Company has disclosed this in its news release dated April 25, 2006.

Selected Annual Information

Fiscal Years Ended (audited)

	December 31, 2006	December 31, 2005	December 31, 2004
Revenue	$ 23,155,913	$ -	$ -
Net loss for the year	$ (109,324,655)	$ (9,852,190)	$ (12,451,947)
Loss per share
(basic & fully diluted)	$ (1.03)	$ (0.12)	$ (0.17)
Total assets	$ 49,127,038	$ 116,438,647	$ 69,913,297
Total long term liabilities	$ 3,903,360	$ 3,306,725	$ 2,590,975

Results of Operations

The loss for the year of $109,324,655 (2005 - $9,852,190) includes the provision for impairment on long-lived assets for $80,862,608, as more fully described earlier in this MD&A, and reflects the commencement of the Tabakoto Mine operations during 2006, resulting in revenue of $23,155,913, cost of sales of $30,649,288 and depreciation, depletion and amortization of $10,955,029. As 2006 was the first year of mining operations for the Company, there were no similar results for 2005.

Other significant expenses for the year include exploration of $6,295,565 (2005 - $7,370,028). For both  2006 and 2005 the exploration costs pertained almost entirely to activities in Eritrea. General and administrative expenses for 2006 were $4,158,386 (2005 - $3,789,213), an increase mainly due to additional accounting and audit fees and the increase in stock-based compensation (2006 - $1,642,694; 2005 - $1,544,170). The loss for the year also includes a foreign exchange loss of $172,365 (2005 - gain $357,713), investment income of $530,867 (2005 - $409,887), and royalty income of $81,806 (2005 - $565,767).

9

Summary of Quarterly Financial Results

Selected consolidated financial information for the most recent eight quarters (unaudited):

	2006 4th	2006 3rd	2006 2nd	2006 1st
Revenue	$ 10,159,467	$ 7,051,059	$ 5,945,387	$ -
Net loss	$ (90,697,043)	$ (7,705,074)	$ (4,914,874)	$ (6,007,664)
Loss per share (basic & fully diluted)	$ (0.85)	$ (0.07)	$ (0.05)	$ (0.06)
	2005 4th	2005 3rd	2005 2nd	2005 1st
Revenue	$ -	$ -	$ -	$ -
Net loss	$ (2,872,810)	$ (1,223,634)	$ (2,734,080)	$ (3,021,666)
Loss per share (basic & fully diluted)	$ (0.03)	$ (0.01)	$ (0.04)	$ (0.04)

Variations in the losses for the most recent eight quarters reflect the impact of a combination of four main factors; provision for impairment, mine operating costs, exploration expenses and stock-based compensation:

(1)

provision for impairment recorded in Q4 2006 in the amount of $80,862,608 was a result of a thorough evaluation by the Company.  The mine continues to be a marginal operation with an option on gold prices.

(2)

mine operating costs in Q4/2006 $10,950,206, Q3/2006 $10,370,541, Q2/2006 $5,773,324, Q1/2006 $3,555,217. During Q1/2006 and the first half of Q2/2006 mine operating costs represented stripping and stockpiling operations only. During Q3/2006 and Q4/2006 the Tabakoto mine was in full commercial production.

(3)

exploration expenditures in Q4/2006 $1,939,068, Q3/2006 $1,308,325, Q2/2006 $1,315,736, Q1/2006 $1,732,169, Q4/2005 $2,096,150, Q3/2005 $831,510, Q2/2005 $2,251,697, Q1/2005 $2,190,671 Exploration activities for the most recent eight quarters consisted largely of the development of scoping and then feasibility studies for the Bisha project. During Q1/2005 and Q2/2005 there was also an active ground exploration program in Eritrea.

(4)

stock-based compensation in Q4/2006 $512,610, Q3/2006 $401,228, Q2/2006 $419,734, Q1/2006 $309,122, Q4/2005 $510,118, Q3/2005 $299,393, Q2/2005 $268,094, Q1/2005 $466,565.

Liquidity and Capital Resources

The Company's working capital at December 31, 2006 was $23.9 million (2005 - $22.5 million).  Subject to the risks described elsewhere in this management, discussion and analysis and the consolidated financial statements, these funds are sufficient for the next year, excluding development capital required for the Bisha Project in Eritrea.

During the year, the Company closed two equity financings.  In May 2006 the Company closed a financing of $9 million (CDN$10 million) at a price of CDN$4.00 per share and in October 2006 the Company closed a further financing of $25 million (CDN$30 million) at a price of CDN$3.00 per unit. The October financing included three year half warrants at CDN$4.00.

In the prior year, the Company closed two equity financings.  In June 2005 the Company closed a financing of CDN$20 million at a price of CDN$2.50 per unit and in October 2005 the Company closed a further financing of CDN$40 million at a price of CDN$2.25 per unit. Both financings included three year half warrants at CDN$3.25 and CDN$3.00 respectively.

Nevsun has been successful in raising funds in the equity market in the past, however there is no guarantee that such funding will continue to be available.

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Total financing activities for the year was approximately $38 million (2005 - $47 million), of which approximately $30 million (2005 - $38 million) was used in the Tabakoto construction and operations, $6 million (2005 - $7 million) on Eritrea exploration and the remainder on general and administrative costs.

Contractual obligations:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Long-Term Liabilities	3,900,000	-	-	3,900,000	-
Purchase Obligations	27,200,000	6,700,000	15,000,000	5,500,000	-
Total Contractual Obligations	31,100,000	6,700,000	15,000,000	9,400,000

The long-term liabilities are fully described in note 8 to the Company's financial statements. Purchase obligations mainly relate to minimum supply contracts for energy and fuel for the Tabakoto Mine.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company's financial condition and results of operations is currently its cash and short-term investment portfolio. To minimize risk the funds are normally diversified by country, industry and entity, all managed by independent financial managers with ultimate oversight by the Company. Unrealized losses, measured on a portfolio basis, are recorded while unrealized gains are deferred until disposition. Foreign currency exposure is minimized by retaining all but a small portion of both the cash and investment portfolio in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value on its property, plant and equipment, site reclamation and rehabilitation as well as the value assigned to stock-based compensation expense. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company's control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company's financial condition.

The Company's recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on reserve reports by independent

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engineers on the Bisha property in Eritrea and has evaluated the Mali properties internally, also using the work of experts. All of these assumptions are potentially subject to change, out of the Company's control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site.  As a result the Company has recorded a liability for the fair value of the reclamation and closure costs it expects to incur.  The Company estimated applicable inflation and credit-adjusted risk-free rates as well as expected reclamation and closure time frames. To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures to provide reasonable assurance that all relevant information is gathered and reported to them on a timely basis so that the appropriate decisions can be made regarding public disclosures.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures have concluded that, as at December 31, 2006, the Company's disclosure controls and procedures were not effective, due to the material weakness in the Company's internal control over financial reporting described below under "Internal Control over Financial Reporting".

Internal Controls over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting, and have designed internal control over financial reporting or caused internal control over financial reporting to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance to Canadian generally accepted accounting principles (GAAP), including a reconciliation to United States GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Chief Executive Officer and Chief Financial Officer have commenced the evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, pursuant to the requirements of Multilateral Instrument 52-109 and Rule 13a-15 under the U.S. Securities Exchange Act of 1934, as amended.  In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Management has concluded that, as of December 31, 2006, a material weakness existed in the Company's internal control over financial reporting.  An internal control material weakness is a significant deficiency, or aggregation of deficiencies, that does not reduce to a relatively low level the risk that material misstatements in financial statements will be prevented or detected on a timely basis by employees in the normal course of their work.  Management has concluded that a material weakness existed in the effectiveness of the Company's internal control over financial reporting as at December 31, 2006 resulting in a lack of accuracy and timely submission of financial reporting from its Tabakoto operations, including a lack of timely and accurate reconciliations of certain balance sheet items.  Management has determined that the material weakness was caused by personnel constraints within the Company, evidenced by insufficient supervision by management.  Such material weakness could result in a failure to detect

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breakdowns in the effective operation of underlying controls and could result in material misstatements in the financial statements.

In the preparation of the consolidated financial statements for the year ended December 31, 2006, the Chief Executive Officer and Chief Financial Officer ensured additional procedures were undertaken to compensate for the weakness described above.

Management has concluded that it needs to assign specific control monitoring responsibilities among senior executives to correct this material weakness and build capacity of its staff in its operations.  Management plans to recruit and train staff so as to remedy the above noted material weakness.

The Company is not a "large accelerated filer" as defined in the rules promulgated by the U.S. Securities and Exchange Commission.  Accordingly, this management internal control report is not accompanied by an attestation report of the Company's auditors.

Changes in Internal Control Over Financial Reporting

No changes were made in the Company's internal control over financial reporting during 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial  reporting.

Changes in Accounting Policy

There have been no changes to accounting polices during 2006.

"John A. Clarke"

John A. Clarke

President & CEO

March 22, 2007